

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2022

Emil Michael
President
D-Wave Quantum Inc.
3033 Beta Avenue
Burnaby, British Columbia V5G 4M9
Canada

> **Re: D-Wave Quantum Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 27, 2022**
> **File No. 333-263573**

Dear Mr. Michael:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4

What interests does the Sponsor and DPCM's officers and directors have in the Transaction?, page 9

1. We note your response to prior comment 1 and reissue our comment in part. Please clearly state whether there are any fees or out-of-pocket expenses due to *affiliates* of the Sponsor upon consummation of the Transaction.

Material U.S. Federal Income Tax Considerations, page 111

2.   We note you have filed a short-form tax opinion as Exhibit 8.1 to your registration statement. Accordingly, please remove any statement in your disclosure that assumes the material tax consequences at issue (e.g., "*Assuming the DPCM Merger so qualifies. . . a U.S. holder that exchanges DPCM Class A Shares for D-Wave Quantum Common Shares in the DPCM Merger should not recognize any gain or loss on such exchange.*"). State clearly that the DPCM Merger will qualify as an exchange governed by Section 351 of the U.S. Tax Code and whether U.S. holders who exchange DPCM Class A Shares for D-Wave Quantum Common Shares in the merger will recognize gain or loss on such an exchange. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment of the business combination, counsel's opinion should discuss the degree of uncertainty. Further, please clearly state in your disclosure that the statements set forth under the captions "*Material U.S. Federal Income Tax Considerations—U.S. Holders—Redemption of DPCM Class A Shares*" and "*Material U.S. Federal Income Tax Considerations—U.S. Holders—The DPCM Merger*" constitute the opinion of Greenberg Traurig, P.A.

Unaudited Pro Forma Combined Financial Information
Description of the Transaction, page 146

3.   We note on page F-56 that D-Wave Systems, Inc. has nearly 5.5 million unvested options as of March 31, 2022. Please describe how these options are expected to be impacted by this Transaction. To the extent that vesting will be accelerated and additional stock based compensation expense will be recognized, please revise your pro formas to give effect to the expected charge and provide quantified disclosure in MD&A, if material.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 151

4.   Please revise to correct the placement of pro forma adjustment (f). It appears this adjustment pertains to accounts payable, accrued expenses and other current liabilities rather than trade accounts payable.

Information about D-Wave, page 181

5.   We note your response to prior comment 5. We further note the public press release published on July 6, 2021, announcing that Quantum Blockchain Technologies Plc would use D-Wave's Leap quantum cloud service to develop cryptography algorithms for crypto currency mining. Please advise if this customer engagement is currently in effect, and, if so, address prior comment 5.

D-Wave Management's Discussion and Analysis of Financial Condition and Results of Operations
The Transaction Agreement and PIPE Financing, page 200

6.　You disclose on page 201 that after consummation of the Transaction and PIPE financing, you expect cash balances of approximately $128.2 million, assuming the Maximum Redemption Scenario, or $318.3 million, assuming the No Redemption Scenario. These figures do not appear consistent with pro forma cash balances presented on page 151. Please revise as appropriate to clarify the reason for this apparent discrepancy.

Comparison of the Three Months Ended March 31, 2022 and 2021
Revenue, page 204

7.　We note your response to prior comments 7 and 11. We note that QCaaS revenue comprised 80-81% of total revenues for the quarters ended March 31, 2021 and 2022, 83% of total revenues for the year ended December 31, 2020 and 70% of total revenues for the year ended December 31, 2021. Your discussion of projections on page 286 indicates that you expect QCaaS revenue to be only 45% of total revenue for 2022. Please tell us and revise your filing to explain the reason for this discrepancy. If you anticipate a significant reduction in QCaaS revenue as a percentage of total revenue in 2022 as compared to 2021, please revise your MD&A to explain the reasons for this expected change in trends.

Related Party Loans, page 255

8.　We note your disclosure that the Sponsor of DPCM issued an unsecured promissory note to an affiliate of the Sponsor for purposes of providing working capital to DPCM. Identify the affiliate of the Sponsor that is the counterparty and file a copy of the promissory note as an exhibit to your registration statement.

Background of the Transaction, page 277

9.　We note your response to prior comment 9 and revised disclosure on page 282. Please revise to state when the projections incorporating such adjustments were subsequently disseminated to the DPCM Board and clarify the date the projections included in your registration statement on page 289 were prepared. If the assumed closing date was considered a "key assumption" in preparing the financial projections, please include it in your list of assumptions on page 286 or advise.

Certain Benefits of DPCM's Directors and Officers and Others in the Transaction, page 293

10.　We note your response to prior comment 12 and reissue our comment in part. We further note your revised disclosure stating that DPCM does not believe its fiduciary duties or contractual obligations or waiver of corporate opportunity materially affected its search for a business combination. Please clearly state whether the "search" for a business combination includes DPCM's negotiation and recommendation of the business combination or advise.

General

11. We note your disclosure that UBS Securities LLC, Morgan Stanley & Co. LLC, and Citigroup Global Markets Inc. (collectively referred to herein as the "Firms") resigned from their respective roles in connection with the Transaction. Please disclose how you received notice from the Firms, the amount of any fees that have already been paid to the Firms, and why each waiver was agreed to. Separately state the amount of fees waived by each Firm, not solely in the aggregate.

In addition, with respect to each such resignation:

- Please clarify the role that each Firm played in any part of the Transaction (i.e., the identification or evaluation of business combination targets) as well as the current relationship between the Firms and the merger parties (i.e. whether there are other relationships with any of the Firms after the resignations). Disclose both the extent of the work already performed and the work agreed to be performed by each Firm prior to its resignation. Revise the background of the Transaction to clearly note when any of the Firms were present in discussions or at board meetings and qualify their presence by noting they subsequently resigned.

- Discuss the potential impact on the Transaction related to the resignation of the Firms, including, but not limited to, any impact on the PIPE financing. For example, if any of the Firms would have played a role in the closing, please revise to identify the party who will be filling any such role.

- Disclose in the forepart of the filing that the Firms claim no remaining role in your business combination transaction and have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

- Please disclose whether any of the Firms were involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including but not limited to any analysis underlying disclosure in the registration statement. If so, clarify the involvement of any such Firm, whether it has retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on such Firm's expertise.

- Disclose whether any of the Firms provided you with any reasons for its respective resignation or why it was unable to complete its respective engagement. If there was no dialogue and/or you did not seek out the reasons why such Firm was resigning (and waiving deferred fees, as applicable) or unable to complete its respective engagement, despite already providing and/or completing their services, please indicate so in your registration statement.

- Please advise if you are aware of any disagreements with any of the Firms regarding the scope of their respective engagement or their ability to complete their respective engagement prior to resigning.

- Please advise whether you are aware of any disagreements with any of the Firms regarding the disclosure in your registration statement.

- Revise your risk factor on page 80 to note whether each Firm was to be compensated, in part, for services already rendered. As applicable, address that the Firms will waive such fees and disclaim responsibility for the Form S-4 registration statement despite already rendering such services. Clarify the unusual nature of each fee waiver and the impact of it on the evaluation of the Transaction.

12. Please disclose what consideration the DPCM Board has given to reconsidering its assessment of the Transaction given the subsequent resignation of the Firms. Expand your disclosure to address the DPCM Board's consideration of the Transaction without the advice of the Firms and disclose the impact this will have on investors.

13. We note your risk factor on page 80 addressing the resignation of Morgan Stanley, Citi and UBS in their advisory roles in connection with the Transaction. Please disclose whether UBS advised it has resigned in every capacity in which they were described in the registration statement. If so, please expand your disclosure to address this fact. In that regard, we note your disclosure on page 110 that UBS "has an interest in DPCM completing a business combination that will result in the payment of the deferred underwriting commission." Explain how UBS is ceasing to act in every capacity or relationship with respect to the Transaction, yet will maintain an interest in the Transaction and receive its deferred underwriting commissions upon consummation of the Transaction. Further, please clarify the relationship between UBS and DPCM after the IPO. Describe any role UBS had in the Transaction, including, but not limited to, any involvement UBS had in identifying potential business combination targets.

14. Please supplementally provide us with the engagement letter with each Firm and other agreements, if any, entered into by DPCM or D-Wave with the Firms or any of their affiliates. Please disclose any ongoing obligations of the parties pursuant to the engagement letter that will survive termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement. Please also provide us with any correspondence between each Firm and DPCM and/or D-Wave relating to such Firm's resignation.

15. Please provide us with a letter from each Firm stating whether it agrees with the statements made in your proxy statement/prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with such Firm and it either

agrees or does not agree with the conclusions and the risks associated with such outcome. If any such Firm does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that such Firm withdrew from its respective role(s) in your transaction and forfeited its fees, if applicable, and that such Firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. The disclosure should clarify whether each Firm performed substantially all the work to earn its fees.

16. Please revise your disclosure to highlight for investors that each Firm's withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, your disclosure should caution investors that they should not place any reliance on the fact that the Firms have been previously involved with the transaction.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Adam M. Givertz